Exhibit 99.2

AMENDMENT NO. 1
TO THE
RAI 401K SAVINGS PLAN

THIS AMENDMENT NO. 1 to the RAI 401k Savings Plan (the “Plan”), restated as of January 1, 2023, is entered into on the date of execution set forth below. The provisions of this Amendment shall be effective as of the dates set forth below.

W I T N E S S E T H

WHEREAS, Reynolds American Inc. (“RAI”) maintains the Plan for the benefit of its employees and the employees of its affiliates designated as participating companies;

WHEREAS, the RAI Employee Benefits Committee, by action taken on December 5, 2023 authorized an amendment to the Plan to: (i) reflect the name change of a Participating Company from BTomorrow Innovation Hub Inc. to BTomorrow Services Inc.; (ii) to reflect the name change of the Independent Fiduciary from Newport Trust Company to Newport Trust Company, LLC; (iii) to give the Committee discretion to allocate certain revenue sharing and revenue credits received by the Plan; and (iv) to increase the frequency of the availability of hardship withdrawals to allow participants to take no more than one hardship withdrawal in any six-month period; and

WHEREAS, such action of the Committee further authorized the members of the Committee to perform any and all acts and execute any and all documents that they may deem necessary to effectuate the Committee’s resolutions.

NOW, THEREFORE, the Plan hereby is amended as follows:

1.

Effective as of January 1, 2024, the first sentence of Section 1.35 of the Plan is hereby amended in its entirety to read as follows:

“Independent Fiduciary means Newport Trust Company, LLC or such other fiduciary appointed as such from time to time by the Board of Directors (or, prior to July 25, 2017, the Compensation Committee of the Board of Directors), as settlor.

2.

Effective as of January 1, 2023, the last sentence of Section 7.07(c)(i) of the Plan is hereby amended in its entirety to read as follows:

“Except as described in (ii) below, the Required Beginning Date of a Participant who is a 5% owner (as defined in Section 416 of the Code) shall be the April 1 of the calendar year following the calendar year he attains the Applicable Age and the Required Beginning Date of any other Participant shall be the April 1 of the calendar year following the later of (i) the calendar year he terminates employment or (ii) the calendar year he attains the Applicable Age. For purposes of this Section 7.07, ‘Applicable Age’ means (A) age 70 1/2 for a Participant who attained age 70 1/2 prior to January 1, 2020, (B) age 72 for a participant who attained age 70 1/2 after December 31, 2019 and age 72 before January 1, 2023,

(C) age 73 for a Participant who attained age 72 after December 31, 2022 and age 73 before January 1, 2033, and (D) age 75 for a Participant who attains age 74 after December 31, 2032.”

3.

Effective as of January 1, 2023, Section 7.07(c)(ii)(A) of the Plan is hereby amended in its entirety to read as follows:

“(A)
If the Participant’s Surviving Spouse is the Participant’s sole Designated Beneficiary, then, unless the election described in (iv) below is made, distributions to the Surviving Spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained the Applicable Age, if later.

4.

Effective as of December 5, 2023, Section 8.03(b) of the Plan is hereby amended in its entirety to read as follows:

“(b)
Excluding Hardship withdrawals, no more than one withdrawal may be made in any six-month period. Effective from July 1, 2012 to December 4, 2023, no more than one Hardship withdrawal may be made in any twelve-month period. Effective as of December 5, 2023, no more than one Hardship withdrawal may be made in any six-month period.”

5.

Effective as of January 1, 2023, Section 10.05 of the Plan is hereby amended by adding a new paragraph at the end thereof to read as follows:

“If any revenue credits are paid to the Plan by the recordkeeper (the ‘Revenue Credits’) to a suspense account in the Plan (the ‘Revenue Credit Account’) for a Plan Year, such Revenue Credits shall be used to (i) reimburse the Company or (ii) pay vendors (including the Trustee or third parties) directly, in each case, for Plan administrative expenses or fees associated with services provided to the Plan for that Plan Year. Unless otherwise determined by the Committee, if any Revenue Credits remain in the Revenue Credit Account after the payments or reimbursements (as applicable) described in the preceding sentence, such Revenue Credits shall be allocated, on an annual basis, to Participants or Beneficiaries with Account balances greater than zero at the time of such allocation. If Revenue Credits are allocated to Participants and Beneficiaries in accordance with the preceding sentence, the Account of each Participant or Beneficiary who is eligible to receive such allocation shall be credited with an amount equal to the total Revenue Credit being allocated multiplied by a fraction, the numerator of which is the Participant’s or Beneficiary’s Account balance (exclusive of outstanding loan balances) and the denominator of which is the total of the Account balances (exclusive of outstanding loan balances) of all Participants and Beneficiaries who are eligible to receive the Revenue Credit.”

6.

Schedule B of the Plan is hereby amended in its entirety to read as follows:

“SCHEDULE B

PARTICIPATING UNITS

Participating Company	Participating Unit

R. J. Reynolds Tobacco Company	All Employees

Reynolds American Inc.	All Employees

Reynolds Finance Company	All Employees

Santa Fe Natural Tobacco Company, Inc.	All Employees, excluding Employees in the Santa Fe Executive Department who are paid on a monthly payroll * All Employees in the Santa Fe Executive Department who are paid on a monthly payroll

American Snuff Company, LLC (prior to January 1, 2010, Conwood Company, LLC)
Effective as of July 1, 2012, all Employees, excluding (i) Employees transferred to or hired into the ASC Executive Department (f/k/a the Conwood Executive Department) on or after January 1, 2007 who are paid on a monthly payroll and (ii) Employees whose principal place of employment was transferred to Winston-Salem, North Carolina (other than the Taylor Brothers Division of ASC) on or after July 1, 2010

* All Employees transferred to or hired into the ASC Executive Department (f/k/a the Conwood Executive Department) on or after January 1, 2007 who are paid on a monthly payroll

**All Employees whose principal place of employment on or after July 1, 2010 is in Winston-Salem, North Carolina (other than at the Taylor Brothers Division of ASC)

RAI International, Inc.	All Employees

Reynolds Brands Inc. (prior to November 9, 2017, Reynolds Innovations Inc.)	All Employees

RAI Services Company	All Employees

Modoral Brands Inc. (prior to May 1, 2020, Niconovum USA, Inc.)	All Employees

R. J. Reynolds Vapor Company	All Employees

KBio Inc. (prior to December 14, 2021, Kentucky BioProcessing, Inc.)	All Employees

RAI Innovations Company	All Employees

Reynolds Marketing Services Company (prior to April 1, 2021, RAI Trade Marketing Services Company)	All Employees

Lorillard Licensing Company LLC	All Employees

BTomorrow Services Inc. (prior to January 1, 2024, BTomorrow Innovation Hub Inc.)	All Employees

*
The above-marked Employee groups will be collectively referred to as the “Affiliate Executive Department” for all purposes under the Plan, and the Affiliate Executive Department shall be considered a Participating Unit for purposes of the Plan.

**
The above-marked Employee group will be referred to as the “ASC Winston-Salem Employees” for all purposes under the Plan, and the ASC Winston-Salem Employees shall be considered a Participating Unit for purposes of the Plan.”

IN WITNESS WHEREOF, the undersigned member of the Committee has executed this Amendment No. 1 on the date set forth below.

RAI Employee Benefits Committee

By:	/s/ Alden H. Smith
Alden H. Smith
Secretary

Date of Execution:	29 Dec 2023

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